Exhibit 12.1
ENSCO INTERNATIONAL INCORPORATED AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	September 30,	September 30,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income tax	$736.3	$1,045.7	$1,397.1	$1,214.9	$986.2	$352.7	$114.5
Fixed charges	20.4	21.2	28.0	38.7	41.8	43.5	45.4
Amortization of capitalized interest	2.0	1.8	2.4	2.3	2.0	1.7	1.5

Less:
Interest capitalized	(15.8)	(16.3)	(21.6)	(30.4)	(18.9)	(8.9)	(3.9)

Total	$742.9	$1,052.4	$1,405.9	$1,225.5	$1,011.1	$389.0	$157.5

Fixed Charges:
Interest expensed	$—	$—	$—	$1.9	$16.5	$28.8	$36.6
Interest capitalized	15.8	16.3	21.6	30.4	18.9	8.9	3.9
Amortization of capitalized debt issuance costs and other debt related costs	1.2	1.5	1.8	2.4	2.6	2.8	3.2
Estimated interest within rental expense	3.4	3.4	4.6	4.0	3.8	3.0	1.7

Total	$20.4	$21.2	$28.0	$38.7	$41.8	$43.5	$45.4

Ratio of Earnings to Fixed Charges	36.4	49.6	50.2	31.7	24.2	8.9	3.5